Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated September 30, 2005 accompanying the consolidated balance sheet of the manufacturing and railcar services operation of American Railcar Industries, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the year ended December 31, 2004, contained in Amendment No. 2 to Form S-1 in the Registration Statement and Prospectus of American Railcar Industries, Inc. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."

/s/  GRANT THORNTON LLP

Chicago, Illinois
November 23, 2005